THE ALKALINE WATER COMPANY INC.
7730 E. Greenway Road Ste. 203
Scottsdale, AZ 85260
Tel: 480.656.2423

February 7, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom
Assistant Director

Dear Sirs:

Re:	The Alkaline Water Company Inc. (the “Company”)
Amendment No. 1 to Registration Statement on Form S-1
Filed January 9, 2014
File No. 333-192599

We write in response to your letter of January 28, 2014 to Steven Nickolas, President, Chief Executive Officer and director of the Company, with respect to Amendment No. 1 to Registration Statement on Form S-1 filed by the Company on January 9, 2014. Our responses are numbered in a manner that corresponds with your comments as set out in your letter of January 28, 2014.

Risk Factors, page 5

The audited financial statements included in this prospectus may not accurately reflect the financial condition of The Alkaline Water Company Inc. and its subsidiaries on a consolidated basis, page 6

1.

We note your response to comment 6 in our letter dated December 24, 2013 and your statement that you had removed two risk factors. However, the risk factor regarding the accuracy of your audited financial statement remains in your prospectus. Please either delete this risk factor or tell us why it is appropriate to include it in the prospectus.

We deleted this risk factor.

Description of Business, page 22

2.

We note your response to comment 9 in our letter dated December 24, 2013. We reissue our comment and we refer you to Note 10 and Note 12 of your audited financials which discuss that on February 20, 2013 you signed a non-binding letter of intent to sell all your issued and outstanding securities to Pubco. In this regard, please advise us on the status of this transaction and revise your disclosure as necessary.

The non-binding letter of intent entered into on February 20, 2013 between The Alkaline Water Company Inc. (the “Pubco”) and Alkaline 88, LLC involved the same transaction as the share exchange agreement entered into on May 31, 2013 between the Pubco and Alkaline Water Corp. Alkaline 88, LLC is a wholly-owned subsidiary of Alkaline Water Corp. We revised the first three paragraphs under Description of Business – Corporate Overview (on page 22) to clarify which entities are involved in this transaction.

Should you have any questions, please do not hesitate to contact the Company’s legal counsel: Clark Wilson LLP, Attn: Jun Ho Song, at (604) 643-3106.

Yours truly,

THE ALKALINE WATER COMPANY INC.

/s/ Steven Nickolas
Steven Nickolas
President, Chief Executive Officer and Director